RSE PORTFOLIO, LLC

446 Broadway, 2nd Floor

New York, NY 10013

April 6, 2023

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn.: Ruairi Regan

Re:RSE Portfolio, LLC
Offering Statement Withdrawal (1-A-W)
Preliminary Offering Statement on Form 1-A
Filed November 16, 2022
File No. 024-12065

Ladies and Gentlemen:

In accordance with Rule 259 under the Securities Act of 1933, as amended, we hereby respectfully request the immediate withdrawal of the above-captioned Offering Statement on Form 1-A (File No. 024-12101) (as amended, the “Offering Statement”) of RSE Portfolio, LLC, a Delaware series limited liability company (the “Company”), and all exhibits thereto, filed by the Company with the Securities and Exchange Commission (the “Commission”) on June 9, 2022, and subsequently amended by that certain pre-qualification amendment to the Offering Statement filed on December 19, 2022.

The Company is requesting the Commission’s consent to the withdrawal of the Offering Statement, as the Company no longer intends to offer or sell securities under the Offering Statement. The Company hereby represents to the Commission that no securities have been sold under the Offering Statement.

Please forward copies of the order consenting to the withdrawal of the Offering Statement to Max Niederste-Ostholt via email at max@rallyrd.com, with a copy to the Company’s securities counsel, Lori Metrock, at lmetrock@maynardcooper.com.

Very truly yours,

/s/ Christopher Bruno

Chief Executive Officer & President of RSE Markets, Inc.,

the sole member of Rally Holdings LLC,

the Managing Member of RSE Portfolio Manager, LLC,

the Managing Member of RSE Portfolio, LLC

cc:

Max Niederste-Ostholt, Chief Financial Officer, RSE Markets, Inc.

Lori B. Metrock, Esq., Maynard, Cooper & Gale, P.C.